FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                           For the month of June, 2003

                               ABBEY NATIONAL plc
                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F ...X...         Form 40-F .......

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes .......                  No ...X...


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ABBEY NATIONAL plc



                               ABBEY NATIONAL plc
                               ------------------


            CONFIRMATION OF APPOINTMENT OF HUMAN RESOURCES DIRECTOR
            -------------------------------------------------------



Following the announcement made on 1st May 2003, Abbey National plc confirms that the appointment of Priscilla Vacassin as Human Resources Director, was effective from 1st June 2003. There are no matters requiring disclosure under
Section 16.4 (b) of the FSA Listing Rules.


2 June 2003



Contact details:

Ian Christie, Assistant Group Secretary
Abbey National plc
Tel. 0207 756 4328
Fax 0207 756 5627

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                ABBEY NATIONAL plc



Date: 3 June, 2003                              By  /s/ Ian Christie
                                                Abbey National Group Secretariat